UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zynga Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98986T108

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Contour Asset Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. New York
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 26,574,878 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 26,574,878 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,574,878 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 3.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Contour Asset Management LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 26,574,878 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 26,574,878 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,574,878 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 3.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CAM GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 26,574,878 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 26,574,878 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,574,878 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 3.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DLM I LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 26,574,878 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 26,574,878 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,574,878 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 3.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Meyer
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 26,574,878 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 26,574,878 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,574,878 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 3.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN (Individual)

Item 1.

(a)	Name of Issuer

Zynga Inc.

(b)	Address of Issuer’s Principal Executive Offices

699 Eighth Street

San Francisco, CA 94103

Item 2.

(a)	Name of Person Filing

Contour Asset Management LLC

Contour Asset Management LP

CAM GP LLC

DLM I LLC

David L. Meyer

(b)	Address of Principal Business Office or, if none, Residence

99 Park Avenue, Suite 1540

New York, NY 10016

(c)	Citizenship

Contour Asset Management LLC - New York

Contour Asset Management LP - Delaware

CAM GP LLC - Delaware

DLM I LLC - Delaware

David L. Meyer - United States

(d)	Title of Class of Securities

Class A Common Stock

(e)	CUSIP Number

98986T108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2017, Contour Asset Management LLC (“CAM LLC”) beneficially owned 26,574,878 shares of Class A Common Stock, which is 3.4% of the Issuer’s outstanding Class A Common Stock. The percentages herein are calculated based upon the aggregate of 781,787,362 shares of Class A Common Stock issued and outstanding as of October 31, 2017, as reported on the Issuer’s Form 10-Q filed with the SEC on November 8, 2017.

(a)	Amount Beneficially Owned***

Contour Asset Management LLC - 26,574,878 shares

Contour Asset Management LP - 26,574,878 shares

CAM GP LLC - 26,574,878 shares

DLM I LLC - 26,574,878 shares

David L. Meyer - 26,574,878 shares

(b)	Percent of Class

Contour Asset Management LLC - 3.4%

Contour Asset Management LP - 3.4%

CAM GP LLC - 3.4%

DLM I LLC - 3.4%

David L. Meyer - 3.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

Contour Asset Management LLC - 0 shares

Contour Asset Management LP - 0 shares

CAM GP LLC - 0 shares

DLM I LLC - 0 shares

David L. Meyer - 0 shares

(ii)	shared power to vote or to direct the vote

Contour Asset Management LLC - 26,574,878 shares

Contour Asset Management LP - 26,574,878 shares

CAM GP LLC - 26,574,878 shares

DLM I LLC - 26,574,878 shares

David L. Meyer - 26,574,878 shares

(iii)	sole power to dispose or to direct the disposition of

Contour Asset Management LLC - 0 shares

Contour Asset Management LP - 0 shares

CAM GP LLC - 0 shares

DLM I LLC - 0 shares

David L. Meyer - 0 shares

(iv)	shared power to dispose or to direct the disposition of

Contour Asset Management LLC - 26,574,878 shares

Contour Asset Management LP - 26,574,878 shares

CAM GP LLC - 26,574,878 shares

DLM I LLC - 26,574,878 shares

David L. Meyer - 26,574,878 shares

*** Shares reported herein represent shares held by investment advisory clients of CAM LLC. Contour Asset Management LP serves as the sole member of CAM LLC. CAM GP LLC serves as the general partner of Contour Asset Management LP. DLM I LLC is the managing member of CAM GP LLC and David L. Meyer serves as the managing member of DLM I LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2018

CONTOUR ASSET MANAGEMENT LLC
By: /s/ David L. Meyer
Principal and Portfolio Manager

CONTOUR ASSET MANAGEMENT LP
By: /s/ David L. Meyer
Principal and Portfolio Manager

CAM GP LLC
By: /s/ David L. Meyer
Principal and Portfolio Manager

DLM I LLC
By: /s/ David L. Meyer
Managing Member

/s/ David L. Meyer
David L. Meyer

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 14, 2018, is by and among Contour Asset Management LLC, Contour Asset Management LP, CAM GP LLC, DLM I LLC and David L. Meyer (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Class A Common Stock of Zynga Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

CONTOUR ASSET MANAGEMENT LLC
By: /s/ David L. Meyer
Principal and Portfolio Manager

CONTOUR ASSET MANAGEMENT LP
By: /s/ David L. Meyer
Principal and Portfolio Manager

CAM GP LLC
By: /s/ David L. Meyer
Principal and Portfolio Manager

DLM I LLC
By: /s/ David L. Meyer
Managing Member

/s/ David L. Meyer
David L. Meyer